EXHIBIT 4.1

THIRD AMENDED AND RESTATED REDEMPTION PLAN

CNL LIFESTYLE PROPERTIES, INC., a Maryland corporation (the “Company”), has adopted a Third Amended and Restated Redemption Plan (the “Redemption Plan”) by which shares of the Company’s common stock (the “Shares”) may be repurchased by the Company from stockholders subject to the terms and conditions set forth herein.

1. Redemption Price. The Company’s Redemption Plan is designed to provide eligible stockholders with limited, interim liquidity by enabling them to sell Shares back to the Company prior to the Listing of the Shares. Subject to certain restrictions set forth below, the Company may repurchase Shares computed to three decimal places, at the following percentages of the Company’s estimated fair value per Share as determined by the Board of Directors on the date the redemption is effected (“Redemption Date Value”):

(i)	92.5% of the Redemption Date Value for stockholders who have owned those Shares for at least one year;

(ii)	95.0% of the Redemption Date Value for stockholders who have owned those Shares for at least two years;

(iii)	97.5% of the Redemption Date Value for stockholders who have owned those Shares for at least three years; and

(iv)	100% for stockholders who have owned those Shares for at least four years at the Redemption Date Value.

The holding period of each stockholder shall be determined as of the date the redemption request is made by the stockholder. In addition, the Company has the right to waive the above holding periods and redemption prices in the event of the death, Qualifying Disability, Bankruptcy or Unforeseeable Emergency (each as defined in Section 3 below) of a stockholder.

Redemption of Shares issued pursuant to the Company’s Reinvestment Plan will be priced based upon the Redemption Date Value.

2. Redemption of Shares. Any stockholder who has held Shares for not less than one year (other than the advisor) may present for the Company’s consideration all or any portion of his or her Shares for redemption at any time, in accordance with the procedures outlined herein. Commitments to redeem Shares will be made at the end of each quarter and will be communicated to each stockholder who has submitted a redemption request in writing. A stockholder may present fewer than all of his or her Shares to the Company for redemption, provided, however, that:

(i)	the minimum number of Shares which must be presented for redemption shall be at least 25% of his or her Shares; and

(ii)	if such stockholder retains any Shares, he or she must retain at least $5,000 worth of Shares based on the Redemption Date Value.

At such time, the Company may, at the Company’s sole option, choose to redeem such Shares presented for redemption for cash to the extent it has sufficient funds available. There is no assurance that there will be sufficient funds available for redemption or that the Company will exercise its discretion to redeem such Shares and, accordingly, a stockholder’s Shares may not be redeemed. Factors that the Company will consider in making its determination to redeem Shares include:

(i)	whether such redemption impairs the Company’s capital or operations;

(ii)	whether an emergency makes such redemption not reasonably practical;

(iii)	whether any governmental or regulatory agency with jurisdiction over the Company so demands such action for the protection of the Company’s stockholders;

(iv)	whether such redemption would be unlawful; or

(v)	whether such redemption, when considered with all other redemptions, sales, assignments, transfers and exchanges of the Shares, could cause direct or indirect ownership of the Shares to become concentrated to an extent which would prevent the Company from qualifying as a REIT for tax purposes.

The Company is not obligated to redeem Shares under the Redemption Plan. If the Company determines to redeem Shares, at no time during a 12-month period may the number of Shares the Company redeems exceed 5% of the weighted average number of Shares of the Company’s outstanding common stock at the beginning of such 12-month period. The aggregate amount of funds under the Redemption Plan will be determined on a quarterly basis in the sole discretion of the board of directors of the Company, and may be less than but is not expected to exceed the aggregate proceeds from the Company’s Reinvestment Plan. To the extent the aggregate proceeds received from the Reinvestment Plan are not sufficient to fund redemption requests pursuant to the 5% limitation described above, the Company’s board of directors may, in its sole discretion, choose to use other sources of funds to redeem Shares. There is no guarantee that any funds will be set aside under the Reinvestment Plan or otherwise made available for the Redemption Plan during any period during which redemptions may be requested.

3. Insufficient Funds. In the event there are insufficient funds to redeem all of the Shares for which redemption requests have been submitted, and the Company determines to redeem Shares, the Company will redeem pending requests at the end of each quarter in the following order:

(i)	pro rata as to redemptions sought upon a stockholder’s death;

(ii)	pro rata as to redemptions sought by stockholders with a Qualifying Disability;

(iii)	pro rata as to redemptions sought by stockholders subject to Bankruptcy;

(iv)	pro rata as to redemptions sought by stockholders in the event of an Unforeseeable Emergency;

(v)	pro rata as to stockholders subject to mandatory distribution requirements under an individual retirement arrangement (an “IRA”);

(vi)	pro rata as to redemptions that would result in a stockholder owning less than 100 Shares; and

(vii)	pro rata as to all other redemption requests.

For a disability to be considered a “Qualifying Disability” for the purposes of this Redemption Plan, the stockholder: (a) must receive a determination of disability based upon a physical or mental impairment arising after the date the stockholder acquired the Shares to be redeemed that can be expected to result in death or to last for a continuous period of not less than 12 months; and (b) the determination of disability must have been made by the governmental agency, if any, responsible for reviewing the disability retirement benefits that the stockholder could be eligible to receive. Such governmental agencies are limited to the following: (1) if the stockholder is eligible to receive Social Security disability benefits, the Social Security Administration; (2) if the stockholder is not eligible for Social Security disability benefits but could be eligible to receive disability benefits under the Civil Service Retirement System (the “CSRS”), the U.S. Office of Personnel Management or the agency charged with responsibility for administering CSRS benefits at that time; or (3) if the stockholder is not eligible for Social Security disability benefits but could be eligible to receive military disability benefits, the Veteran’s Administration or the agency charged with the responsibility for administering military disability benefits at that time.

With respect to redemptions sought upon a stockholder’s Bankruptcy, “Bankruptcy” shall mean a bankruptcy over which a trustee has been appointed by a bankruptcy court.

An “Unforeseeable Emergency” shall mean: (x) a severe financial hardship to the stockholder resulting from an illness, death or accident of the stockholder or the stockholder’s spouse, beneficiary or dependent; (y) loss of the stockholder’s property due to casualty (including the need to rebuild a home following damage to a home not otherwise covered by insurance); or (z) similar extraordinary and unforeseeable circumstances arising as a result of events beyond the control of the stockholder, as determined in the discretion of the Company, any of which shall have arisen after the date the stockholder acquired the Shares to be redeemed.

With regard to a stockholder whose Shares are not redeemed due to insufficient funds in that quarter, the redemption request will be retained by the Company, unless withdrawn by the stockholder in the manner described below, and such Shares will be redeemed in subsequent quarters as funds become available and before any subsequently received redemption requests are honored, subject to the priority for redemption requests listed in (i) through (vi) above. Stockholders will not relinquish their Shares of common stock to the Company until such time as the Company commits to redeem such Shares. However, the redemption price for redemption requests not withdrawn by the stockholder and subsequently redeemed by the Company shall be based on the percentage applicable on the date on which the stockholder first submits the initial redemption request, determined in accordance with Section 1 above.

Until such time as the Company redeems the Shares, a stockholder may withdraw its redemption request as to any remaining Shares not redeemed by requesting from the Company a redemption change form, completing the form and delivering it to the Company by facsimile transmission to the facsimile number indicated on the form (subject to such stockholder receiving an electronic confirmation of such transmission) or by mail to the mailing address indicated on the form. Upon receipt of the redemption change form, the Company will treat the initial redemption request as cancelled as to any Shares not redeemed in prior quarters.

4. Excess Funds. If the full amount of funds available for any given quarter exceeds the amount necessary for such redemptions, the remaining amount may be held for subsequent redemptions unless such amount is sufficient to make an additional investment (directly or through a joint venture), or is used to repay outstanding indebtedness. In that event, the Company may use all or a portion of such amount to make additional investments or to repay such outstanding indebtedness, provided that the Company (or, if applicable, the joint venture) enters into a binding contract to make such investments, or uses such amount to repay outstanding indebtedness, prior to payment of the next distribution and the Company’s receipt of requests for redemption of Shares.

5. Redemption Requests. A stockholder who wishes to have his or her Shares redeemed must mail or deliver a written request on a form the Company provides, executed by the stockholder, its trustee or authorized agent. In the event of redemptions sought upon the death, Qualifying Disability, Bankruptcy, Unforeseeable Emergency or mandatory IRA distribution of a stockholder, the written request must be received by the Company within one year after the death, determination of the stockholder’s Qualifying Disability or occurrence of a Bankruptcy or Unforeseeable Emergency, as applicable. If requests in the event of a stockholder’s death, Qualifying Disability, Bankruptcy or Unforeseeable Emergency are not received within the one-year period described in the preceding sentence, they will be treated as ordinary redemption requests and will not be subject to priority.

Within 30 days following the redemption agent’s receipt of the stockholder’s request, the redemption agent will forward to such stockholder the documents necessary to effect the redemption, including but not limited to any signature guarantee and/or written certification and proof of a stockholder’s death, Qualifying Disability, Bankruptcy, Unforeseeable Emergency or mandatory IRA distribution requirement, as applicable, as the Company or the redemption agent may require. The redemption agent will effect such redemption for the calendar quarter provided that it receives the properly completed redemption documents relating to the Shares to be redeemed from the stockholder at least one calendar month prior to the last day of the current calendar quarter and has sufficient funds available to redeem such Shares. The effective date of any redemption will be the last date during a quarter during which the redemption agent receives the properly completed redemption documents. As a result, the Company anticipates that, assuming sufficient funds are available for redemption, the redemptions will be paid no later than 30 days after the quarterly determination of the availability of funds for redemption.

Upon the redemption agent’s receipt of notice for redemption of Shares, the redemption price will be on such terms as the Company shall determine. As set forth in paragraph 1 above, the redemption price for Shares of the Company’s common stock will be between 92.5% and 100.0% of the Redemption Date Value of the Shares as determined by the length of time such Shares have been held.

6. Amendment or Suspension of the Redemption Plan. The redemption price paid to stockholders for Shares the Company redeems may vary over time to the extent that the United States Internal Revenue Service changes its ruling regarding the percentage discount that a REIT may give on reinvested Shares, or to the extent that the board of directors determines to make a corresponding change to the price at which it offers Shares pursuant to its Reinvestment Plan. Our board of directors will announce any price adjustment and the time period of its effectiveness as a part of its regular communications with stockholders. We will provide at least 15 days advance notice prior to effecting a price adjustment: (i) in the Company’s annual or quarterly reports or (ii) by means of a separate mailing accompanied by disclosure in a current or periodic report under the Securities Exchange Act of 1934. While the Company is engaged in an offering, the Company will also include this information in a prospectus supplement or post-effective amendment to the registration statement as required under federal securities laws.

The Company’s board of directors, in its sole discretion, may amend or suspend the Redemption Plan at any time it determines that such amendment or suspension is in the Company’s best interests. The board of directors may also amend or suspend the Redemption Plan if:

(i)	it determines, in its sole discretion, that the Redemption Plan impairs the Company’s capital or operations;

(ii)	it determines, in its sole discretion, that an emergency makes the Redemption Plan not reasonably practical;

(iii)	any governmental or regulatory agency with jurisdiction over the Company so demands for the protection of the stockholders;

(iv)	it determines, in its sole discretion, that the Redemption Plan would be unlawful; or

(v)	it determines, in its sole discretion, that redemptions under the Redemption Plan, when considered with all other sales, assignments, transfers and exchanges of the Shares, could cause direct or indirect ownership of the Shares to become concentrated to an extent which would prevent the Company from qualifying as a REIT under the Internal Revenue Code.

If the Company’s board of directors amends or suspends the Redemption Plan, the Company will provide stockholders with at least 15 days advance notice prior to effecting such amendment or suspension: (i) in the Company’s annual or quarterly reports, or (ii) by means of a separate mailing and disclosure in the appropriate current or periodic report under the Securities Exchange Act of 1934, as amended. While the Company is engaged in an offering, the Company will also include this information in a prospectus supplement or post-effective amendment to the registration statement as required under federal securities laws.

7. Governing Law. THIS REDEMPTION PLAN AND A STOCKHOLDER’S ELECTION TO PARTICIPATE IN THE REDEMPTION PLAN SHALL BE GOVERNED BY THE LAWS OF THE STATE OF FLORIDA APPLICABLE TO CONTRACTS TO BE MADE AND PERFORMED ENTIRELY IN SAID STATE; PROVIDED, HOWEVER, THAT CAUSES OF ACTION FOR VIOLATIONS OF FEDERAL OR STATE SECURITIES LAWS SHALL NOT BE GOVERNED BY THIS SECTION 7.